UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

MATERIAL EVENT

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

Santiago, September 27, 2024

Mrs.

Solange Berstein Jáuregui

Chairwoman

Financial Market Comission

Av. Libertador Bernardo O´Higgins 1449

Santiago, Chile

Dear Madam:

In order to keep the market and the general public duly informed, Compañía Cervecerías Unidas S.A. (“CCU”) hereby supplements the communication made on September 26, 2024, as a Material Event, in the following terms:

•	In relation to the containment, eradication and recovery stages regarding the Cybersecurity Incident, CCU can confirm that there is not and has not been any propagation of the threat to third parties, including its customers and suppliers.

•	In relation to the information leakage, CCU can confirm that it has immutable backups of all its digital files.

With the advice of expert technicians, CCU continues to conduct digital forensic analysis work on the Cybersecurity Incident and, if applicable, will update the content of this communication.

As previously indicated, CCU has maintained its operational continuity at all times.

Sincerely,

Patricio Jottar Nasrallah

Chief Executive Officer

Compañía Cervecerías Unidas S.A.

c.c. Bolsa de Comercio de Santiago, Bolsa de Valores

Bolsa Electrónica de Chile, Bolsa de Valores

Representante Tenedores de Bonos

Vitacura 2670 / Las Condes

Santiago / Chile

Tel: (+56) 22 427 3000

www.ccu.cl

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: September 27, 2024